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                           November 23, 2020

       Elizabeth Ostendorf
       Senior Vice President & Director, Legal Department
       First Citizens BancShares, Inc.
       4300 Six Forks Road
       Raleigh, North Carolina 27609

                                                        Re: First Citizens
BancShares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 16,
2020
                                                            File No. 333-250131

       Dear Ms. Ostendorf:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance